[LETTERHEAD]

May 26, 2005

Mr. Owen Pinkerton
Mr. David H. Roberts
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re:
Virgin River Casino Corporation, RBG, LLC and B & BB, Inc. (collectively, the "Company")
Post Effective Amendment No. 1 to Form S-4 filed May 2, 2005
File No. 333-123179

Dear Messrs. Pinkerton and Roberts:

        The Company has received and reviewed the comments in the letter of the United States Securities and Exchange Commission (the "Commission") staff (the "Staff") dated May 19, 2005. The purpose of this letter is to provide the Company's response to those comments, most of which are contained in the Company's Pre-Effective Amendment No. 2 (the "Amendment") to the referenced Registration Statement on Form S-4, which the Company is filing with the Commission concurrently herewith.

Where You Can Find More Information, page i

1.
Please revise to note that the public reference room has relocated to Room 1580, 100 F Street NE, Washington D.C. 20002.

        The Company has revised the section titled "Where You Can Find More Information" on page 1 of the Amendment to show that the public reference room has relocated.

The Exchange Offer, page 8

2.
We note your response to Comment 22. There are still discrepancies in the noted paragraphs. In the paragraph titled Exchange Offer and on the Cover Page, you state that "[t]he terms of each of the new notes are identical to the applicable old notes, except that the new notes have been registered under the federal securities laws, are not entitled to certain registered rights relating to such old notes and do not contain provisions for liquidated damages." However, on page 11 you state "[t]he terms of the new notes to be issued in the exchange offer are identical to the terms of the applicable outstanding old notes except that we have registered the new notes under the Securities Act." On page 11, please revise your disclosure to note that the new notes are not entitled to certain registered rights relating to such old notes and do not contain provisions for liquidated damages.

        The Company has revised the section titled "Summary of the Terms of the Notes" on page 11 of the Amendment to clarify that the new notes are not entitled to certain registered rights relating to the old notes and do not contain provisions for liquidated damages.

Risk Factors, page 16

General

3.
We note your response to Comment 33. We do not agree with your position with that the prior breach of the covenant does not need to be disclosed. We believe that there is a substantial likelihood that your history of compliance (or non-compliance) with your credit facility covenants would be relevant to a reasonable note holder. This information would be relevant given the potential effect this may have on your ability to obtain waivers in the future and given that it may be an indication of future breaches.

        The Company has added a risk factor on page 28 of the Amendment discussing the Company's breach of certain covenants contained in the Company's previous credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

4.
We note your response to Comment 16. Please revise your disclosure to make clear that you have not yet entered into agreements to add any of the amenities listed.

        The Company has revised the section titled "Overview" within Management's Discussion and Analysis of Financial Condition and Results of Operation ("MD&A") on page 38 of the Amendment to make it clear that the Company has not yet entered into agreements to add any of the amenities listed.

Key Performance Indicators, page 36

5.
Please expand your discussion on seasonality to explain why your operations are seasonal.

        The Company has revised the section titled "Key Performance Indicators" within MD&A on page 39 of the Amendment to expand the Company's discussion of seasonality.

Year 2004 Compared to Year 2003, page 37

6.
We note that a significant portion of the increases in your food and beverage revenues and hotel revenues were the result of increases in the cover and rental rates, respectively. Please indicate whether you typically increase these charges on an annual basis. If not, please discuss whether you anticipate lower increases in your revenues from these segments in future periods.

        The Company has revised the section titled "Quarter Ended March 31, 2005 Compared to Quarter Ended March 31, 2004" within MD&A on page 40 of the Amendment to expand the discussion of food and beverage revenues.

Management

Employment Agreements, page 63

7.
We refer to the letter of intent you entered into with Mr. Mayer (i.e., the letter of intent says $5,200,000, not $200,000). In addition, the letter of intent does not appear to include a severance clause as described in the registration statement. Please revise or advise.

        The Company made a typographical error in the letter of intent submitted as Exhibit 10.1 to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4. The letter of intent should have stated that Mr. Mayer's salary was $200,000 and not $5,200,000. The Company has corrected the typographical error in the letter of intent and has resubmitted the letter of intent as Exhibit 10.1 to the Amendment. Further, the Company has revised the section titled "Employment Agreement" on page 68 of the Amendment to clarify that Mr. Mayer will receive payment upon a change of control of the Company and not upon severance of his employment by the Company.

Security Ownership of Certain Beneficial Owners and Management, page 64

RBG, LLC, page 64

8.
Please revise to indicate that the address for each of the individuals noted is the address of the registrant or revise to include the address for each individual listed.

        The Company has revised the section titled "Security Ownership of Certain Beneficial Owners and Management" on pages 70-71 of the Amendment to note the address for each of the individuals listed is the address of the registrant.

9.
Please revise the ownership table to disclose that Mr. Black's ownership interest is 98.08% given that he is a 100% owner of Virgin River Casino Corporation. Also, please include a footnote breaking out Mr. Black's ownership interest in RBG, LLC individually and in conjunction with Virgin River Casino Corporation.

        The Company has revised the section titled "Security Ownership of Certain Beneficial Owners and Management" on page 70 of the Amendment to show Mr. Black's ownership in RBG, LLC ("RBG") individually and in conjunction with Virgin River Casino Corporation.

Accounting Treatment, page 77

10.
We have considered your response to our prior Comment 75. Based on your response, and the disclosures in your document, it appears that the modification of the debt instruments does not qualify as an extinguishment in accordance with EITF 96-19. We are still unsure how you have considered the guidance of EITF 96-19 as it pertains to costs incurred with third parties directly related to the exchange or modification.

        The registration of the notes is considered part of the issuance of the original securities. It was required as part of the indenture that the notes be registered. Accordingly, costs associated with the registration of the notes will be capitalized and amortized as interest expense using the effective interest method. The costs associated with the exchange of unregistered notes for registered notes will be expensed as incurred in accordance with EITF 96-19. The Company has revised the section titled "Prospectus Summary" on page 10 and the section titled "Accounting Treatment" on page 84 of the Amendment to include a statement regarding accounting treatment of the exchange offer.

Certain Book-Entry Procedures, page 180

11.
We note your response to Comment 79. Given that you are liable for information found in the registration statement, please strike the language "the Issuers take no responsibility for the accuracy thereof."

        The Company has removed the language "the Issuers take no responsibility for the accuracy thereof" from the section titled "Certain Book-Entry Procedures" on page 192 of the Amendment.

Financial Statements

1.    Basis of Presentation and Background, page F-7

12.
We have reviewed your response to our prior Comment 83. Given your structure, it does not appear that you meet the exceptions of paragraphs (b) through (f) of Rule 3-10 of Regulation S-X to provide modified financial information. As such you should provide the information required by paragraph (a)(1) of Rule 3-10 for each guarantor.

        As the Company provides a combined financial statement for all issuers, the combined companies are considered to be the parent company for purposes of applying Rule 3-10 of Regulation S-X. RBG is one of the issuers. The Company believes that since the guarantors are 100% owned subsidiaries of RBG, the guarantees are full and unconditional, and the guarantees are joint and several, the Company meets the requirements of paragraph (f) of Rule 3-10 of Regulation S-X. Therefore, the Company has presented the condensed combining information that is required by paragraph (f) of Rule 3-10 as footnote 12 and footnote 7 to the Company's combined financial statements for the periods ended December 31, 2004, 2003 and 2002 and the period ended March 31, 2005, respectively, on pages F-27 through F-30 and F-41 through F-43 of the Amendment.

Restatement, page F-8

13.
In a supplemental response to us, explain the circumstances that gave rise to your restatement in the current period.

        The Company filed its initial Registration Statement on Form S-4 with the Commission on March 8, 2005. The Registration Statement contained audited financial statements through December 31, 2003. The 2004 audit of the Company was not yet complete. During the audit of the 2004 financial statements, the Company reviewed some of its more significant accounting policies in preparation of becoming a public filer. Specifically, the Company reviewed the timing and recognition of slot revenue. Historically, the Company recorded slot revenue for financial statement purposes in a manner that was consistent with the Company's reporting to gaming regulatory agencies for gaming tax purposes. This recordation of slot revenue was based on when cash was removed from the slot machines, or "dropped." If the machine was not "dropped" at year-end then the revenue was not recorded. The impact of this accounting system on each income statement was not considered material given the consistency of the number of slot machines on the floor and gaming volume in Mesquite, Nevada each year. Therefore, the Company determined that the Company's method of recognition of slot revenue was fairly accurate in reporting 12 months of revenue at the Company's properties. However, the Company realized that it would now need to perform an accurate slot revenue cut-off, given the fact that upon the Commission's approval of the Registration Statement on Form S-4, the Company would become a public registrant.

        Accordingly, the Company queried its slot accounting system to determine what the ending cash in slot machines was for the 2001-2004 periods. This query by the slot accounting system is highly reliable and is believed to be used by all Nevada casinos to capture year-ending cash and revenue, as none of the Nevada casinos perform a human drop/count on December 31st, given the large volume of play.

        As a result of this query, the Company noted the following under-statements of cash for the following periods, and the resulting profit and loss ("P&L") impact year over year (in thousands) when compared to how the Company had historically recorded slot revenue:

	Cash Under Stated	P&L Impact Over/(Under) Stated	P&L Impact as a Percent of Net Revenues	P&L Impact as a Percent of Net Income
2002	2,296	154	0.1%	5.0%
2003	2,831	(535)	0.4%	19.1%

        The Company corrected its 2004 financial statements to reflect the actual cash drop and slot revenues as part of its 2004 closing process and then reviewed the impact on the prior years to determine if the impact was material in terms of reporting revenues and net income on an annual basis and quarterly basis. The Company determined after its review that although the restatement was not material to the annual financial statements, it was material to the trend of earnings and the quarterly financial statements, and accordingly, in order to properly state the Company's financial condition, currently and prospectively, it was necessary to restate the prior periods to reflect the actual cash and slot revenues.

2.    Summary of Significant Accounting Policies

Vacation Interval Sales

14.
We have considered your response to our prior Comment 85. We are still unsure as to your rationale for treating incentives given to buyers as an increase to the sales price for computing the minimum down payment threshold. In a supplemental response, explain to us your basis in GAAP for your accounting treatment.

        The Company does not provide sales incentives to its timeshare customers when they purchase a timeshare unit. The Company does provide primarily complimentary rooms, food and beverage to all prospective buyers who attend a timeshare presentation regardless of whether or not they purchase a timeshare. The cost of the promotional items is expensed as incurred in accordance with paragraph 10 of EITF 01-9. Footnote 2 to the Company's audited financial statements for the period ended December 31, 2004 on page F-11 of the Amendment has been revised to clarify the Company's revenue recognition policy.

3.    Purchase of Equity Interests, page F-14

15.
Explain to us how you have considered the disclosure requirements of paragraph 51(b) of SFAS 141 as it relates to goodwill acquired as part of the acquisition.

        The Company has revised the language used in footnote 3 of the Company's audited financial statements for the period ended December 31, 2004 on page F-16 of the Amendment to include the disclosure requirements promulgated by paragraph 51(b) of SFAS 141.

Note 10—Commitments and Contingencies, page F-21

16.
Based on your response to Comment 89, we note you recognized a gain on the termination of the lease pursuant to SFAS 13. Given this extinguishment was with a related party, how did you determine this was not in essence a capital transaction? In addition, what recognition was given to the additional rights, obligations and continuing involvement by you in the property upon termination of the agreement?

        MDW, LLC ("MDW") is a limited-liability company with thirty-five different members. MDW is considered a related party because Robert R. Black is one of the members of MDW and owns an approximate 2.8% interest in MDW. Given the size of Mr. Black's interest in MDW, the Company did not view the transaction as a capital contribution to the Company, which would have amounted to approximately $36,000. With respect to the Company's rights, obligations and continuing involvement, the Company recorded no gain relating to its future rights to the net proceeds relating to the operation and sale of the condominium units. The Company's only obligation relates to a commitment to fund up to $150,000 of operating cash flow. The Company's advance must be repaid prior to any cash flow from the sale of the units being distributed to the other owners. Accordingly, no obligation was recorded for the potential advances.

17.
We note that you determined that you were not the primary beneficiary in the transaction. Please expand on your response to clarify what factors you considered in making that determination. What consideration was given to the related party interests in your analysis pursuant to paragraphs 16 and 17 of FIN 46(R)? Lastly, please expand your footnote on page F-12 to comply with the disclosure requirements of paragraph 24 of FIN 46(R).

        In determining the primary beneficiary in the transaction the Company reviewed the financial relationship between RBG and MDW going forward from the creation of the variable interest entity, taking into account Mr. Black's 2.8% interest in MDW as promulgated by paragraph 16 and 17 of FIN 46(R), along with RBG's potential advancement of up to $150,000 in cash to MDW, and the approximate $1.0 million in members' equity that the members of RBG have at risk in the transaction and determined that the primary beneficiary of the transaction were the other members of MDW. In addition, the Company has revised footnote 11 of the Company's audited financial statements for the period ended December 31, 2004 on pages F-24 through F-25 of the Amendment to include the disclosure requirements of paragraph 24 of FIN 46(R).

        Please note that the Company's response to Comment 68 of Staff's letter dated April 6, 2005 has changed. Comment 68 stated:

  You state that the "expiration date of the exchange offer is                        , 2005 at 5:00 p.m., New York City time." As currently represented the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Refer to Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. Refer to Rule 14d-1(g)(3).

        Due to the costs associated with keeping an offer open until midnight on the twentieth business day following commencement, the Company has elected to keep the offer open until 5:00 p.m. on the twenty-first business day following commencement. The Company has revised the Amendment and the Form Letters of Transmittal in Exhibits 99.1 and 99.2 to state that the expiration time will be 5:00 p.m.

and will insert a date that is twenty-one business days following the date of commencement to ensure that the offer will be open for at least twenty full business days.

*    *    *    *    *    *

        If you have any questions or require additional information, please do not hesitate to contact the undersigned at the telephone number listed above.

Sincerely,
KUMMER KAEMPFER BONNER & RENSHAW
/s/ SHERWOOD N. COOK
SHERWOOD N. COOK
snc/amw
cc: Curt Mayer